EXHIBIT 9

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 5/2/25 to 5/7/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
5/2/2025	Sell	9,864	11.02
5/5/2025	Sell	93,799	11.04
5/6/2025	Sell	11,521	11.04
5/7/2025	Sell	27,773	11.04